Exhibit 99.1

Uxin Announces Strategic Partnership with Zhengzhou Airport Industry

Uxin Limited (“Uxin” or the “Company”, together with its subsidiaries, the “Group”) (Nasdaq: UXIN), China’s leading used car retailer, today announced a strategic partnership with Zhengzhou Airport Automobile Industry Co., Ltd. (“Zhengzhou Airport Industry”) to establish Uxin (Zhengzhou) Intelligent Remanufacturing Co., Ltd. (the “Joint Venture”). Pursuant to the joint venture agreement, Uxin (Anhui) Industrial Investment Co., Ltd. (“Uxin Anhui”), a wholly-owned subsidiary of Uxin, will contribute RMB120.0 million and Zhengzhou Airport Industry will contribute RMB50.0 million, representing approximately 70% and 30% of the Joint Venture’s total registered capital, respectively.

The Joint Venture aims to support Uxin’s plan to establish a new used car super store in Zhengzhou. This initiative is a key collaboration between Uxin and Zhengzhou Airport Industry to promote the development of the automotive aftermarket industry in the Henan Province and to build a leading brand in China’s used car industry.

Mr. Kun Dai, Chairman and Chief Executive Officer of Uxin, commented, “Zhengzhou Airport’s strategic location, business-friendly environment, established automotive industry, and mature supply chain strongly support Uxin’s business growth. With ongoing local government support, Uxin can now focus resources on producing high-quality used cars in advanced factories. Additionally, Uxin aims to provide a top-tier retail service experience based on new retail concepts as well as improve large-scale vehicle operations using its digital capabilities. These efforts align with Uxin’s mission to transform and elevate China’s used car industry.”

Zhengzhou Airport Industry, with a registered capital of RMB1.0 billion, is a wholly-owned subsidiary of Zhengzhou Airport Economy Zone Technology Innovation Investment Group Co., Ltd (“Zhengzhou Airport Investment Group”). Zhengzhou Airport Investment Group, with a registered capital of RMB20.0 billion, is a state-owned enterprise under the management of the Zhengzhou Airport Economy Zone Administrative Committee, with a credit rating of AA+. As of the end of 2023, Zhengzhou Airport Investment Group controlled and/or invested in 58 enterprises with combined total assets of approximately RMB30.0 billion and net assets of approximately RMB10.0 billion.

About Uxin

Uxin is China’s leading used car retailer, pioneering industry transformation with advanced production, new retail experiences, and digital empowerment. We offer high-quality and value-for-money vehicles as well as superior after-sales services through a reliable, one-stop, and hassle-free transaction experience. Under our omni-channel strategy, we are able to leverage our pioneering online platform to serve customers nationwide and establish market leadership in selected regions through offline inspection and reconditioning centers. Leveraging our extensive industry data and continuous technology innovation throughout more than ten years of operation, we have established strong used car management and operation capabilities. We are committed to upholding our customer-centric approach and driving the healthy development of the used car industry.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements which are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about Uxin’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the risk and uncertainties as to the timing of the entry into definitive agreements or consummation of the transactions; the risk that certain closing conditions of the transactions may not be satisfied on a timely basis, or at all; impact of the COVID-19 pandemic; Uxin’s goal and strategies; its expansion plans and successful completion of certain financing transactions; its future business development, financial condition and results of operations; Uxin’s expectations regarding demand for, and market acceptance of, its services; its ability to provide differentiated and superior customer experience, maintain and enhance customer trust in its platform, and assess and mitigate various risks, including credit; its expectations regarding maintaining and expanding its relationships with business partners, including financing partners; trends and competition in China’s used car e-commerce industry; the laws and regulations relating to Uxin’s industry; the general economic and business conditions; and assumptions underlying or related to any of the foregoing.